UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 29, 2016, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event (Hecho Esencial) (an English translation of which is attached hereto as Exhibit A) with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS, announcing the results of the Ordinary Shareholders’ Meeting held on April 29, 2016.

This report contains forward-looking statements.  The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry.  These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others:  (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect.  The registrant’s actual results could be materially different from its expectations.  In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above.  Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made.  The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

Date: May 2, 2016	By:	/s/ Sebastián Rivera Martínez
Name: Sebastián Rivera Martínez
Title: Legal Manager

Exhibit A
[English Translation]

NOTICE OF ESSENTIAL EVENT

CENCOSUD S.A.
 Securities Registry Inscription No. 743

     Santiago, April 29, 2016

Mr.
Carlos Pavez Tolosa
Superintendency of Securities and Insurance
 Avenida Libertador Bernardo O’Higgins N°1449
Santiago

Re: Communication of Essential Event

Dear Sirs:

In compliance with the provisions of Article 9 and the second subparagraph of Article 10, of Law No. 18,045, and General Rule No. 30 of the Superintendency of Securities and Insurance, we communicate to this Superintendency as an essential event of Cencosud S.A. (the “Company”) the following:

On this date, we have held the Meeting of Ordinary Shareholders (the “Meeting”), which, among other items, resulted in the following:

I.
Approval of the distribution of dividends charged against distributable liquid earnings for the fiscal year 2015, an amount total to Ch$73,684,179,628, which represents approximately 80.55% of distributable liquid earnings for said year, that is, a final dividend of Ch$25,92268 per share, The distribution of profits referred to above shall be made by (i) the distribution of an additional dividend in the amount of Ch$10 per share, plus (ii) the distribution of a provisional dividend of Ch$16 per share, already paid starting from December 4, 2015.

Additionally, the shareholders approved payment of an extraordinary dividend in the amount of Ch$50 per share against retained earning s of previous fiscal years, decreasing the Reserve Fund by an amount total to Ch$142,122,981,100.

II.	Approval of payment of the dividend referred to above starting May 17, 2016.

III.	Election of the Board of Directors of the Company, resulting in the election of the following at the Meeting:

1.	Mr. Horst Paulmann Kemna: not independent, proposed by the Controller;
2.	Ms. Heike Paulmann Koepfer: not independent, proposed by the Controller;
3.	Mr. Peter Paulmann Koepfer: not independent, proposed by the Controller;
4.	Mr. Roberto Philipps: not independent, proposed by the Controller;
5.	Mr. Cristian Eyzaguirre Johnston: not independent, proposed by the Controller;
6.	Mr. Julio Moura: not independent, proposed by the Controller;
7.	Mr. David Gallagher Patrickson: not independent, proposed by the Controller;
8.	Mr. Mario Valcarce Durán: Independent; and
9.	Mr. Richard Büchi Buc: Independent.

IV.
The remuneration of the Company’s directors, from the first Directors’ meeting subsequent to this Meeting until the next Annual Meeting of Shareholders, is a sum of 330 UF per month for those holding the position of Director, and double this amount for the Chairman.

V.
From the first session of the Committee of Directors subsequent to this Meeting until the next Annual Meeting of Shareholders, directors who serve on the Committee of Directors of the Company will receive compensation in an amount up 110 UF per month for each director, and the expenditure budget for the Committee and its advisors during the same period will eventually rise to the sum of 2,500 UF per year, which may be increased according to need.

VI.	Designation of PricewaterhouseCoopers as the external audit firm of the Company for 2016.

VII.	Maintain Feller Rate Clasificadora de Riesgo Limitada and Clasificadora de Riesgo Humphreys Limitada as the rating agencies of the Company for 2016.

VIII.	Corporate publications to be made in “El Mercurio de Santiago” newspaper.

Yours Truly,

Sebastián Rivera Martínez
Chief Legal Officer
Cencosud S.A.

cc:	Bolsa de Comercio de Santiago
Bolsa Electrónica
Bolsa de Valparaíso
Representative of the Bondholders